BY LAWS

OF

ORBITAL ASSEMBLY CORPORATION

Revised 5/18/2021



SPIEGEL & UTRERA, P.C.
L A W Y E R S

www.amerilawyer®.com
8939 S. SEPULVEDA BOULEVARD, STE 400, LOS ANGELES, CA 90045 - (310) 258-9700 -
FACSIMILE (310) 258-9400

ARTICLE I - OFFICES

The Board of Directors (hereinafter, "Board") shall fix the location of the principal executive office of the Corporation at any place in or outside California. If the principal executive office is located outside California and the Corporation has one or more business offices in California, the Board shall fix and designate a principal business office in California.

ARTICLE II - SHAREHOLDERS

1. **PLACE OF MEETINGS**. Meetings of the Shareholders shall be held at the principal office of the Corporation or at such place in or outside the State of California as the Board shall authorize.

2. **ANNUAL MEETING.** The annual meeting of Shareholders shall be held on the first Monday of each year in the month in which this Corporation's initial Articles of Incorporation were first filed with the Secretary of State; however, if such day falls on a legal holiday, then on the next business day following at the same time. At each annual meeting, Directors shall be elected and any other proper business within the power of the Shareholders may be transacted.

3. **SPECIAL MEETINGS.** A special meeting of the Shareholders may be called at any time by the Board of Directors, by the Chair of the Board, by the President or Vice President, or by one or more Shareholders holding shares that in the aggregate are entitled to cast 10 percent or more of the votes at that meeting.

    3.1 If a special meeting is called by anyone other than the Board of Directors, the person or persons calling the meeting shall make a request in writing, delivered personally or sent by registered mail or by telegraphic or other facsimile transmission, to the Chair of the Board or the President, Vice President, or Secretary, specifying the time and date of the meeting (which is not less than 35 nor more than 60 days after receipt of the request) and the general nature of the business proposed to be transacted. Within 20 days after receipt, the Officer receiving the request shall cause notice to be given to the Shareholders entitled to vote, in accordance with Sections 4 and 5 of this Article II, stating that a meeting will be held at the time requested by the person(s) calling the meeting, and stating the general nature of the business proposed to be transacted. If notice is not given within 20 days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing in this paragraph shall be construed as limiting, fixing, or affecting the time when a meeting of Shareholders called by action of the Board may be held.

4. **NOTICE OF MEETINGS**. All notices of meetings of Shareholders shall be sent or otherwise given in accordance with Section 5 of this Article II not fewer than 10 nor more than 60 days before the date of the meeting. Shareholders entitled to notice shall be determined in accordance with Section 9 of this Article II. The notice shall specify the place, date, and hour of the meeting, and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters that the Board of Directors, at the time of giving the notice, intend to present for action by the Shareholders. If Directors are to be elected, the notice shall include the names of all nominees whom the Board intends, at the time of the notice, to present for election.

5.   MANNER OF GIVING NOTICE. Notice of any Shareholders' meeting shall be given either personally or by first-class mail or other written communication (including facsimile, telegram, or electronic mail message), charges prepaid, addressed to the Shareholder at the physical or electronic address appearing on the Corporation's books or given by the Shareholder to the Corporation for purposes of notice. If no address appears on the Corporation's books or has been given as specified above, notice shall be either (1) sent by first-class mail addressed to the Shareholder at the Corporation's principal executive office, or (2) published at least once in a newspaper of general circulation in the county where the Corporation's principal executive office is located. Notice is deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

> **5.1**   If any notice or report mailed to a Shareholder at the address appearing on the Corporation's books is returned marked to indicate that the United States Postal Service is unable to deliver the document to the Shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if the Corporation holds the document available for the Shareholder on written demand at the Corporation's principal executive office for a period of one year after the date the notice or report was given to all other Shareholders.

> **5.2**   An affidavit of the mailing or other authorized means of giving notice or delivering a document, of any notice of a Shareholders' meeting, report, or other document sent to Shareholders, may be executed by the Corporation's Secretary, Assistant Secretary, or Transfer Agent and, if executed, shall be filed and maintained in the minute book of the Corporation.

> **5.3**   Any Shareholder may waive notice of any meeting either before, during or after the meeting. A Shareholder's attendance at a meeting also constitutes a waiver of notice of that meeting, unless the Shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. In addition, attendance at a meeting does not constitute a waiver of any right to object to consideration of matters required by law to be included in the notice of the meeting which were not so included, if that objection is expressly made at the meeting.

6.   QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the Shareholders shall constitute a quorum for the transaction of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

7.   ADJOURNED MEETING; NOTICE. Any Shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 6 of this Article II. When any meeting of Shareholders, either annual or special, is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place are announced at the meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than 45 days after the date set for the original meeting, in which case the Board of Directors shall set a new record date. Notice of any such adjourned meeting, if required, shall be given to each Shareholder of record entitled to vote at the adjourned meeting, in accordance with Sections 4 and 5 of this Article II. At any adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

8. VOTING. Every Shareholder shall be entitled at each meeting and upon each proposal presented at each meeting to one vote for each share of voting stock recorded in the Shareholder's name on the books of the Corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the book of records of Shareholders shall be produced upon the request of any Shareholder. Upon demand of any Shareholder, the vote for Directors and the vote upon any question before the meeting, shall be by ballot. All elections for Directors shall be decided by plurality vote; all other questions shall be decided by majority vote.

9. RECORD DATE. For purposes of determining the Shareholders entitled to receive notice of and vote at a Shareholders' meeting or give written consent to corporate action without a meeting, the Board may fix in advance a record date that is not more than 80 nor less than 10 days before the date of a Shareholders' meeting, or not more than 60 days before any other action.

10. SHAREHOLDER LIST. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its Shareholders who are entitled to notice of a Shareholders' meeting. Such list shall be arranged by voting group with the names and addresses and the number, class and series, if any, of the shares held by each. This list shall be available for inspection by any Shareholder for a period of ten days prior to the meeting.

11. PROXIES. Every person entitled to vote for Directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the Shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the Shareholder or the Shareholder's attorney in fact. A validly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked, or by attendance at the meeting and voting in person by the individual executing the proxy or by a subsequent proxy executed by the same person and presented at the meeting; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of 11 months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of sections 705(e) and 705(f) of the Corporations Code of California.

ARTICLE III - DIRECTORS

1. **BOARD OF DIRECTORS**. Subject to the provisions of the California General Corporation Law and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the Shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.   **(REVISED 5/18/21 - See Appendix B)**

2. **ELECTION AND TERM OF DIRECTORS**. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

3. **VACANCIES**. If the office of any Director, Member of a Committee or other office becomes vacant the remaining Directors in office, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until a successor shall be duly chosen.

4. **REMOVAL OF DIRECTORS**. Any or all of the Directors may be removed with or without cause by vote of a majority of all the shares outstanding and entitled to vote at a special meeting of Shareholders called for that purpose.   **(REVISED 5/18/21 - See Appendix B)**

5. **NEWLY CREATED DIRECTORSHIPS**. The number of Directors may be increased by amendment of these By-laws by the affirmative vote of a majority of the entire Board of Directors or by the affirmative vote of a majority in interest of the Shareholders, at the annual meeting or at a special meeting called for that purpose; and, by like vote, the additional Directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualified.   **(REVISED 5/18/21 - See Appendix B)**

6. **RESIGNATION**. A Director may resign at any time by giving written notice to the Board, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not be necessary to make it effective.   **(REVISED 5/18/21 - See Appendix B)**

7. **QUORUM OF DIRECTORS**. A majority of the Directors shall constitute a quorum for the transaction of business. A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of an adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

8. **PLACE AND TIME OF BOARD MEETINGS**. The Board may hold its meetings at the office of the Corporation or at such other places either within or without the State of California as it may from time to time determine.   **(REVISED 5/18/21 - See Appendix B)**

9. **REGULAR ANNUAL MEETING**. A regular meeting of the Board shall be held immediately following the annual meeting of the Shareholders at the place of such annual meeting of Shareholders.

10. NOTICE OF MEETINGS OF THE BOARD. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the Directors and may be called by the President upon four days notice to each Director by mail or 48 hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail, or other electronic means; special meetings shall be called by the Chair of the Board, the President, any Vice President, the Secretary or any two Directors. Notice of a meeting need not be given to any Director who submits a Waiver of Notice whether before or after the meeting or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to said Director.

11. EXECUTIVE AND OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the authorized number of Directors, designate one or more committees, each consisting of two or more Directors. The Board may designate one or more Directors as alternate members of any committee, to replace any absent member at a Committee meeting. The appointment of Committee Members or alternate members requires the vote of a majority of the authorized number of Directors. A Committee may be granted any or all of the powers and authority of the Board, to the extent provided in the resolution of the Board of Directors establishing the Committee, except with respect to:

(a)   approving any action for which the California Corporations Code also requires the approval of the Shareholders or of the outstanding Shares;

(b)   filling vacancies on the Board of Directors or any Committee of the Board;

(c)   fixing Directors' compensation for serving on the Board or a Committee of the Board;

(d)   adopting, amending, or repealing Bylaws;

(e)   amending or repealing any resolution of the Board of Directors that by its express terms is not so amendable or repealable;

(f)   making distributions to Shareholders, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

(g)   appointing other Committees of the Board or their members.

12. MEETINGS AND ACTIONS OF COMMITTEES. Meetings and action of Committees shall be governed by, and held and taken in accordance with, Bylaw provisions applicable to meetings and actions of the Board of Directors, with such changes in the context of those Bylaws as are necessary to substitute the Committee and its members for the Board of Directors and its members, except that (a) the time of regular meetings of Committees may be determined either by resolution of the Board of Directors or by resolution of the Committee; (b) special meetings of Committees may also be called by resolution of the Board of Directors; and (c) notice of special meetings of Committees shall also be given to all alternative members who shall have the right to attend all meetings of the Committee. The Board of Directors may adopt rules for the governance of any Committee not inconsistent with these Bylaws.

13. COMPENSATION. Directors and members of Committees of the Board may be compensated for their services, and shall be reimbursed for expenses, as fixed or determined by resolution of the Board of Directors. This section shall not be construed to preclude any Director from serving the Corporation in any other capacity, as an Officer, Agent, Employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV - OFFICERS

1.   OFFICERS, ELECTION AND TERM.

1.1   The Officers of the Corporation shall be a President, a Secretary, and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chair of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with Section 2 of this Article IV.

1.2   The Officers of the Corporation, except for Subordinate Officers appointed in accordance with Section 2 of this Article IV, shall be appointed annually by the Board of Directors, and shall serve at the discretion of the Board of Directors.

2.   SUBORDINATE OFFICERS. The Board of Directors may appoint, and may empower the President to appoint other Officers as required by the business of the Corporation, whose duties shall be as provided in the Bylaws, or as determined from time to time by the Board of Directors or the President.

3.   REMOVAL, RESIGNATION, SALARY, ETC.

3.1   Any Officer chosen by the Board of Directors may be removed at any time, with or without cause or notice, by the Board of Directors. Subordinate Officers appointed by persons other than the Board under Section 2 of this Article IV may be removed at any time, with or without cause or notice, by the Board of Directors or by the Officer by whom appointed. Officers may be employed for a specified term under a contract of employment if authorized by the Board of Directors; such Officers may be removed from office at any time under this section, and shall have no claim against the Corporation or individual Officers or Board members because of the removal except any right to monetary compensation to which the Officer may be entitled under the contract of employment.

3.2   Any Officer may resign at any time by giving written notice to the Corporation. Resignations shall take effect on the date of receipt of the notice, unless a later time is specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation to monetary damages under any contract of employment to which the Officer is a party.

3.3   A vacancy in any office resulting from an Officer's death, resignation, removal, disqualification, or from any other cause shall be filled in the manner prescribed in these Bylaws for regular election or appointment to that office.

3.4   Any two or more offices may be held by the same person.

3.5   The salaries of all Officers shall be fixed by the Board.

4.   CHAIRMAN. The Board of Directors may elect a Chair, who shall preside, if present, at Board meetings and shall exercise and perform such other powers and duties as may be assigned from time to time by the Board of Directors. If there is no President, the Chair of the Board shall in addition be the Chief Executive Officer of the Corporation, and shall have the powers and duties as set forth in Section 6 of this Article IV.

5.   PRESIDENT. Except to the extent that the Bylaws or the Board of Directors assign specific powers and duties to the Chair of the Board (if any), the President shall be the Corporation's General Manager and Chief Executive Officer and, subject to the control of the Board of Directors, shall have general supervision, direction, and control over the Corporation's business and its Officers. The managerial powers and duties of the President shall include, but are not limited to, all the general powers and duties of management usually vested in the office of President of a Corporation, and the President shall have other powers and duties as prescribed by the Board of Directors or the Bylaws. The President shall preside at all meetings of the Shareholders and, in the absence of the Chair of the Board or if there is no Chair of the Board, shall also preside at meetings of the Board of Directors.

6.   CHIEF EXECUTIVE OFFICER. The Chair of the Board of Directors shall be the Corporation's General Manager and Chief Executive Officer and, subject to the control of the Board of Directors, shall have general supervision, direction, and control over the Corporation's business and its Officers. These managerial powers and duties include, but are not limited to, all the general powers and duties of management usually vested in the office of President of a Corporation, and the Chair of the Board shall have other powers and duties as prescribed by the Board of Directors or the Bylaws. The Chair of the Board shall preside at all meetings of the Shareholders, as well as all meetings of the Board of Directors.

7.   VICE PRESIDENTS. If desired, one or more Vice Presidents may be chosen by the Board of Directors in accordance with the provisions for electing Officers set forth in Section 1.2 of this Article IV. In the absence or disability of the President, the President's duties and responsibilities shall be carried out by the highest ranking available Vice President if Vice Presidents are ranked or, if not, by a Vice President designated by the Board of Directors. When so acting, a Vice President shall have all the powers of and be subject to all the restrictions on the President. Vice Presidents of the Corporation shall have such other powers and perform such other duties as prescribed from time to time by the Board of Directors, the Bylaws, or the President (or Chair of the Board if there is no President).

8.   SECRETARY. The Secretary's duties shall consist of the following:

8.1   Minutes. The Secretary shall keep, or cause to be kept, minutes of all of the Shareholders' meetings and of all other Board meetings. If the Secretary is unable to be present, the Secretary or the presiding officer of the meeting shall designate another person to take the minutes of the meeting. The Secretary shall keep, or cause to be kept, at the principal executive office or such other

7

place as designated by the Board of Directors, a book of minutes of all meetings and actions of the Shareholders, of the Board of Directors, and of Committees of the Board. The minutes of each meeting shall state the time and place the meeting was held; whether it was regular or special; if special, how it was called or authorized; the names of Directors present at Board or Committee meetings; the number of shares present or represented at Shareholders' meetings; an accurate account of the proceedings; and when it was adjourned.

8.2   Record of Shareholders. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Transfer Agent or Registrar, a record or duplicate record of Shareholders. This record shall show the names of all Shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued to each Shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

8.3   Notice of Meetings. The Secretary shall give notice, or cause notice to be given, of all Shareholders' meetings, Board meetings, and meetings of Committees of the Board for which notice is required by statute or by the Bylaws. If the Secretary or other person authorized by the Secretary to give notice fails to act, notice of any meeting may be given by any other Officer of the Corporation.

8.4   Other Duties. The Secretary shall keep the seal of the Corporation, if any, in safe custody. The Secretary shall have such other powers and perform such other duties as prescribed by the Board of Directors or by the Bylaws.

9.   ASSISTANT SECRETARIES. During the absence or disability of the Secretary, the Assistant-Secretary, or if there are more than one, the one so designated by the Secretary or by the Board, shall have all the powers and functions of the Secretary.

10.   TREASURER. The Treasurer shall have the custody of the corporate funds and securities; keep full and accurate accounts of receipts and disbursements in the corporate books; deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board; disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements; render to the President and Board at the regular meetings of the Board, or whenever they require it, an account of all the transactions made as Treasurer and provide an assessment of the financial condition of the Corporation. The Treasurer shall also render a full financial report at the annual meeting of the Shareholders if so requested. The Treasurer may request and shall be furnished by all corporate Officers and agents with such reports and statements as the Treasurer may require as to all financial transactions of the Corporation and shall perform such other duties as are designated by these Bylaws or as from time to time are assigned by the Board.

11.   ASSISTANT TREASURERS. During the absence or disability of the Treasurer, the Assistant Treasurer, or if there be more than one, the one so designated by the Treasurer or the Board, shall have all the powers and functions of the Treasurer.

ARTICLE V - CERTIFICATES FOR SHARES

1.   CERTIFICATES. A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each Shareholder when any of the shares are fully paid. In addition to certificates for fully paid shares, the Board of Directors may authorize the issuance of certificates for shares that are partly paid and subject to call for the remainder of the purchase price, provided that the certificates representing partly paid shares shall state the total amount of the consideration to be paid for the shares and the amount actually paid. All certificates shall certify the number of shares and the class or series of shares represented by the certificate. All certificates shall be signed in the name of the Corporation by (1) either the Chair of the Board of Directors, the Vice Chair of the Board of Directors, the President, or any Vice President, and (2) either the Chief Financial Officer, any Assistant Treasurer, the Secretary, or any Assistant Secretary. Any of the signatures on the certificate may be facsimiled. If any Officer, Transfer Agent, or Registrar who has signed, or whose facsimile signature has been placed on a certificate, shall have ceased to be that Officer, Transfer Agent, or Registrar before that certificate is issued, the certificate may be issued by the Corporation with the same effect as if that person were an Officer, Transfer Agent, or Registrar at the date of issue. A specimen share certificate is appended to these By-laws.

2.   LOST OR DESTROYED CERTIFICATES. Except as provided in this Section, no new certificates for shares shall be issued to replace old certificates unless the old certificate is surrendered to the Corporation for cancellation at the same time. If share certificates or certificates for any other security have been lost, stolen, or destroyed, the Board of Directors may authorize the issuance of replacement certificates on terms and conditions as required by the Board, which may include a requirement that the owner give the Corporation a bond (or other adequate security) sufficient to indemnify the Corporation against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the old certificate or the issuance of the replacement certificate.

ARTICLE VI - RECORDS AND REPORTS

1.   RECORDS OF SHAREHOLDERS. The Corporation shall keep at its principal executive office or at the office of its Transfer Agent or Registrar, as determined by resolution of the Board of Directors, a record of the names and addresses of all Shareholders and the number and class of shares held by each Shareholder.

2.   INSPECTION OF BYLAWS. The Corporation shall keep at its principal executive office, or if its principal executive office is not in the State of California at its principal business office in California, the original or a copy of the Bylaws as amended to date which shall be open to inspection by the Shareholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside the State of California and the Corporation has no principal business office in this state, the Secretary shall, on the written request of any Shareholder, furnish to that Shareholder a copy of the Bylaws as amended to date.

3.   MINUTES AND ACCOUNTING RECORDS. The minutes of proceedings of the Shareholders, Board of Directors, and Committees of the Board, and the accounting books and records shall be kept at the principal executive office of the Corporation or at such other place or places as designated by the Board of Directors. The minutes shall be kept in written form; and the accounting books and records shall be kept either in written form or in a form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection on the written demand of any Shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a Shareholder or holder of a voting trust certificate. The inspection may be made in person, or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary of the Corporation.

4. **INSPECTION OF RECORDS BY DIRECTORS.** Every Director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a Director may be made in person or by an agent or attorney; and the right of inspection includes the right to copy and make extracts of documents.

5. **FINANCIAL STATEMENTS.** The Corporation shall keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the Corporation on file in the Corporation's principal executive office for 12 months. These documents shall be exhibited at all reasonable times, or copies provided, to any Shareholder on demand.

ARTICLE VII - DIVIDENDS

The Board may, out of funds legally available, at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when it deems expedient. Before declaring any dividend, there may be set apart out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends for such other purposes as the Board shall deem conducive to the interests of the Corporation.

ARTICLE VIII - CORPORATE SEAL

The seal of the Corporation shall bear the name of the Corporation, the year of its organization and the words "CORPORATE SEAL, CALIFORNIA" or "OFFICIAL CORPORATE SEAL, CALIFORNIA". The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any Corporate obligation for the payment of money may be facsimiled, engraved or printed.

ARTICLE IX - EXECUTION OF INSTRUMENTS AND CONTRACTS

1. **AUTHORIZED SIGNATORIES.** All Corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such Officer or Officers or other person or persons as the Board may from time to time designate. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board.

2. **EXECUTING CORPORATE CONTRACTS AND INSTRUMENTS**. Except as otherwise provided in the Articles or in these Bylaws, the Board of Directors by resolution may authorize any Officer, Officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the Corporation. This authority may be general or it may be confined to one or more specific matters. No Officer, agent, employee, or other person purporting to act on behalf of the Corporation shall have any power or authority to bind the Corporation in any way, to pledge the Corporation's credit or to render the Corporation liable for any purpose or in any amount, unless that person was acting with authority duly granted by the Board of Directors as provided in these Bylaws or unless an unauthorized act was later ratified by the Corporation.

ARTICLE X - FISCAL YEAR

The fiscal year shall begin on the first day of each year.

ARTICLE XI - NOTICE AND WAIVER OF NOTICE

1. **SUFFICIENCY OF NOTICE**. Whenever any notice is required by these By-laws to be given, personal notice is not meant unless expressly so stated. Any notice so required shall be deemed to be sufficient if given by depositing the same in a United States Postal Service post office mail collecting container in a sealed postage-paid wrapper, addressed to the person entitled thereto at the last known post office address, and such notice shall be deemed to have been given on the day of such mailing. Shareholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by Statute.

2. **WAIVERS**. Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Articles of Incorporation of the Corporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE XII - CONSTRUCTION

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in sections 100 through 195 of the California Corporations Code shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, the masculine gender includes the feminine, the feminine gender includes the masculine, and the term "person" includes both a corporation and a natural person. Whenever a conflict arises between the language of these Bylaws and the Articles of Incorporation, the Articles of Incorporation shall govern.

ARTICLE XIII - AMENDMENTS

These Bylaws may be altered or repealed and Bylaws may be adopted at any annual meeting of the Shareholders or at any special meeting thereof if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. These Bylaws may be altered or repealed by the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereat or by the affirmative vote of a majority of the Board if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. Any Bylaw adopted by the Board may be amended by the Shareholders entitled to vote thereon as herein before provided.

(REVISED 5/18/21 - See Appendix B)





Appendix A

NUMBER

SHARES

ORBITAL ASSEMBLY

ORBITAL ASSEMBLY CORPORATION

ORGANIZED UNDER THE LAWS OF THE STATE OF CALIFORNIA

100,000,000 Common Stock Shares $0.0001 par value

This Certifies that

is the registered holder of

shares transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This certificate has not been registered under the Securities Act of 1933. The corporation will not transfer this certificate unless (i) there is an effective registration covering the shares represented by this certificate under the Securities Act of 1933 and all applicable state securities laws, (ii) it first receives a letter of opinion from an attorney, acceptable to the Board of Directors or its agents, stating that in the opinion of the attorney the proposed transfer is exempt from registration under the Securities Act of 1933 and under all applicable state securities laws, (iii) the transfer is made pursuant to Rule 144 under the Securities Act of 1933.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate

President

Secretary

CORPORATE SEAL

SAMPLE

RESOLUTION OAC-2021-03

**RESOLUTION OF THE BOARD OF DIRECTORS
OF ORBITAL ASSEMBLY CORPORATION**

(Amendments to the By-Laws of Orbital Assembly Corporation)

The Board of Directors of Orbital Assembly Corporation (the Company) does hereby resolve as follows:

Section 1.   The Board of Directors of the Company finds and determines that:

    A. Pursuant to the Articles of Incorporation of the Company, Article 8: BYLAWS, the Board of Directors, at its sole discretion and without the assent or vote of the shareholders, may alter, amend, or repeal the Bylaws with the Corporation, with the affirmative vote of a majority of members of the Board of Directors.

    B. Sections of the Bylaws are in conflict with the Articles of Incorporation.

    C. Sections of the Bylaws leave the corporation vulnerable to the successful and stable continuation of Orbital Assembly Corporation.

Section 2.   The Board of Directors of the Company adopts amendments to the ByLaws of Orbital Assembly Corporation as contained in Exhibit A.

PASSED AND ADOPTED this 18th day of May, 2021, by the following vote:

AYES: Board members: Tim Alatorre, Jeff Greenblatt, Tom Spilker, James Wolff

NOES: Board members:

ABSENT: Board members: John Blincow

ABSTAIN: Board members:

_____
Timothy E. Alatorre, Chair of the Board

ATTEST:

_____
James Wolff, Secretary

EXHIBIT A
AMENDMENTS TO THE BYLAWS OF ORBITAL ASSEMBLY CORPORATION

Article III - Directors

Current

1.   BOARD OF DIRECTORS. Subject to the provisions of the California General Corporation Law and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the Shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Amended

1.   BOARD OF DIRECTORS. Subject to the provisions of the California General Corporation Law and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the Shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. **The number of directors shall be no fewer than 5 and no greater than 9.**

Current

4.   REMOVAL OF DIRECTORS. Any or all of the Directors may be removed with or without cause by vote of a majority of all the shares outstanding and entitled to vote at a special meeting of Shareholders called for that purpose.

Amended

4.   REMOVAL OF DIRECTORS. Any ~~or all~~ of the Directors may be removed with or without cause by vote of **80% or greater** of all the shares outstanding and entitled to vote at a special meeting of Shareholders called for that purpose. **Any of the Directors may be removed with cause at a regular or special meeting of the Board of Directors by an affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Directors at the time of such action. No more than 50% of the Directors may be removed from the Board within a 6 month period.**

Current

5.   NEWLY CREATED DIRECTORSHIPS. The number of Directors may be increased by amendment of these By-laws by the affirmative vote of a majority of the entire Board of Directors or by the affirmative vote of a majority in interest of the Shareholders, at the annual meeting or at a special meeting called for that purpose; and, by like vote, the additional Directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualified.

Amended

5.   NEWLY CREATED DIRECTORSHIPS. The number of Directors may be increased **up to the number allowed in Article III-1 BOARD OF DIRECTORS** ~~by amendment of these By-laws~~ by the affirmative vote of a majority of the entire Board of Directors **at a regular or special meeting of the Board of Directors;** or by the affirmative vote of **67%** ~~a majority in~~ interest of the Shareholders, at the annual meeting or at a special **shareholder** meeting called for that purpose; and, by like vote, the additional Directors may be chosen at such meeting**s** to hold office until the next annual election and until their successors are elected and qualified.

Current

6.   QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the Shareholders shall constitute a quorum for the transaction of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Amended

6.   QUORUM. The presence in person or by proxy of the holders of *80%* ~~a majority~~ of the shares entitled to vote at any meeting of the Shareholders shall constitute a quorum for the translation of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Current

8.   **VOTING.** Every Shareholder shall be entitled at each meeting and upon each proposal presented at each meeting to one vote for each share of voting stock recorded in the Shareholder's name on the books of the Corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the book of records of Shareholders shall be produced upon the request of any Shareholder. Upon demand of any Shareholder, the vote for Directors and the vote upon any question before the meeting, shall be by ballot. All elections for Directors shall be decided by plurality vote; all other questions shall be decided by majority vote.

Amended

8.   **VOTING.** Every Shareholder shall be entitled at each meeting and upon each proposal presented at each meeting to one vote for each share of voting stock recorded in the Shareholder's name on the books of the Corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the book of records of Shareholders shall be produced upon the request of any Shareholder. Upon demand of any Shareholder, the vote for Directors and the vote upon any question before the meeting, shall be by ballot. All elections for Directors shall be decided by plurality vote *with all positions occurring in the same vote*; all other questions shall be decided by majority vote *and shall be voted on individually.*

Current

ARTICLE XIII - AMENDMENTS

These Bylaws may be altered or repealed and Bylaws may be adopted at any annual meeting of the Shareholders or at any special meeting thereof if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. These Bylaws may be altered or repealed by the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereat or by the affirmative vote of a majority of the Board if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. Any Bylaw adopted by the Board may be amended by the Shareholders entitled to vote thereon as herein before provided.

Amended

ARTICLE XIII - AMENDMENTS

In accordance with Article 8 of the Articles of Incorporation, these Bylaws may be altered, amended, or repealed at any time without the assent, or vote of the shareholders, by an affirmative vote of a number of Directors equal to a majority of the entire Board of Directors. Additionally, these Bylaws may be altered**, amended,** or repealed and Bylaws may be adopted **by the affirmative vote of 80% of the shares issued and outstanding and entitled to vote thereat** at any annual meeting of the Shareholders, or at any special meeting thereof if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. ~~These Bylaws may be altered or repealed by the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereat and by a or by the affirmative vote of a majority of the Board if notice of the proposed alteration or repeal to be made is contained in the notice of such special meeting. Any Bylaw adopted by the Board may be amended by the Shareholders entitled to vote thereon as herein before provided.~~